FORM 10-SB

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB


      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12(b) of 12(g) of the Securities Exchange Act of 1934


                    Great Wall Food and Beverage Corporation
                 (Name of Small Business Issuer in Its Charter)


           Florida                                         59-2624574
(State or Other Jurisdiction of                  (I.R.S. Employer Identification
  Incorporation or Organization)                             Number)


1543 Bayview Avenue, Suite 409, Toronto, Ontario, Canada         M4G 3B5
      (Address of Principal Executive Offices)                 (Zip Code)

                                 (416) 489-5490
                            Issuer's Telephone Number


Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class                      Name of Each Exchange on Which
         to be so Registered                      Each Class is to be Registered

                  None


Securities to be registered pursuant to Section 12(g) of the Act:

         $.0001 Per Share Par Value Common Stock

                                     PART I

The Issuer, Great Wall Food and Beverage Corporation, a Florida corporation, is electing to furnish the information required by Items 6-12 of Model B of Form 1-A under Alternative 2 of Form 10-SB.

Item 1A.  Company Risk Factors.
------------------------------

         The Issuer and its outstanding securities are subject to risks including those set out in this Item 1A.

         WE HAVE NO INCOME PRODUCING OPERATIONS OR ASSETS WHICH CAUSE A CONTINUING DEPLETION OF OUR ASSETS. The Issuer presently has no material income producing operations or assets. Unless the Issuer is successful in its efforts to enter into a business combination or acquisition of assets resulting in operational income, the Issuer's assets will be depleted.

         WE HAVE NO PRESENT ARRANGEMENTS FOR A BUSINESS COMBINATION OR ASSET ACQUISITION. The Issuer has no present arrangements for, or ongoing negotiations with respect to any business combination or asset acquisition. Unless the Issuer can enter into such an arrangement it will have to acquire additional capital or cease operations.

         THE FILING OF THIS REGISTRATION STATEMENT WILL INCREASE OUR OVERHEAD AND ASSET DEPLETION. The cost of filing this registration statement and in complying with the reporting requirements created by this filing will materially increase the Issuer's administrative overhead and accelerate the depletion of its assets.

         WE HAVE NO PRESENT ARRANGEMENTS TO ACQUIRE ANY ADDITIONAL CAPITAL NEEDED TO CONTINUE OUR EXISTENCE. The Issuer has no present arrangement under which it might acquire any additional capital needed to continue its existence. There is no assurance that it will be able to develop any such capital source.

         WE HAVE NO ASSURANCE THAT ANY BUSINESS COMBINATION OR ASSET ACQUISITION WE MIGHT MAKE WILL BE SUCCESSFUL. There is no assurance that any business combination or asset acquisition entered into by the Issuer will result in successful income producing operations.

Item 1.  Description of the Business
-------  -----------------------------
(Item 6 of Model B of Form 1A)

         The Issuer was organized in 1980 as a Florida corporation named Ronnie Interior Designs, Inc. (which was changed to Ronnie Systems, Inc. on 1997). It was formed to engage in the interior design business. These business operations became dormant in 1995.

         In March of 1998, the Issuer was reorganized. Its Articles of Incorporation were amended to: (i) change its name to Great Wall Food and Beverage Corporation; (ii) change its authorized capital to its present structure; and (iii) reverse split its then outstanding 100,000 shares of Common Stock into 10,000 shares (one new share for each ten old shares). Ms. Patti Cooke, President and a director of the Issuer, became its then sole officer and director.

         As part of the reorganization, the Issuer's Board of Directors authorized the Issuer to acquire all of the outstanding 1,700,000 shares of Food & Beverage Masters (China), Inc., an unaffiliated Delaware corporation in exchange for 1,700,000 shares of the Issuer's Common Stock. It was represented to the Issuer that the Delaware company owned 80% of a joint venture with the Changzhou Dairy Company. This Chinese company owned and operated a dairy processing plant. These facilities were located in Changzhou, China in the Yangtze River Delta in the Jiangsu Province of China. The Chinese Joint Venture was to produce and market bagged milk, yogurt, ice cream and related dairy products in the Changzhou area. In addition, the proposed Delaware subsidiary was exploring the formation of another venture with a different Chinese partner. The purpose of the second proposed venture was to bottle and market low and non-alcoholic drinks.

         The Issuer was also authorized to issue a total of 6,760,000 shares of Common Stock to six other companies and individuals who were to furnish
assignments  of  intangible   assets  and  services  to  the  proposed   Chinese
operations.

         The Issuer then made a cash offering of shares of its Common Stock at $.15 per share to raise capital for the pending Chinese operations. The offering was made from March through August of 1998. A total of 2,666,664 shares were sold for $399,999.60 in gross proceeds. The offering was made pursuant to the exemption from the registration requirements of Section 5 of the Securities Act of 1933 provided in Rule 504 of Regulation D adopted under that Act.

         Following the offering the Issuer proceeded to pursue the proposed transaction. However, during these efforts the Issuer learned that the Chinese project, its assets and operations were not as represented. In October of 1998, the Issuer terminated the proposed venture. None of the stock authorized for the Chinese project was issued.


         The Issuer spent approximately $315,000.00 on the Chinese project prior to its termination. Included in these costs were $100,000.00 deposited on the purchase of milk processing and bottling equipment which purchase was not completed. The Issuer has negotiated an oral agreement on the refund of the deposit in four or five monthly installments and is in the process of finalizing and documenting the agreement.


         In August of 1999, Hatchment Holdings, Ltd., a company wholly owned by Bradley R. Wilson, an officer and director of the Issuer, purchased 1,000,000 shares of the Issuer's Common Stock for cash at $.05 per share for a total of $50,000. As of August 31, 1999, this $50,000 in additional capital, approximately $85,000 in remaining proceeds from the Rule 504 offering and the claim for the refund of the $100,000 deposit are the only material assets of the Issuer. At that date it had no material liabilities.

         The Issuer's present business plan is to complete the registration of its Common Stock under Section 12(g) of the Securities Exchange Act of 1934 ("Exchange Act") through the filing of this Form 10-SB and to find a new business opportunity. The Issuer will seek and attempt to enter into a business combination or acquisition of assets by which it will become engaged in an active business venture. It is likely that if such a transaction is made it will involve control of the Issuer being acquired by the other party to the transaction.

         These are no present arrangements for, or ongoing negotiations with respect to, such a business combination with the Issuer. The Issuer has no present knowledge of any specific candidate for a business combination. Issuer's management believes that it has sufficient funds to pursue its search for a potential business combination for at least the period through September of 2000. It is not presently possible to predict if any business combination entered into by the Issuer during that period will require the raising of additional capital.

         From March of 1998 through August of 1999, the Issuer had no paid employees. During that period, a company owned by the President of the Issuer was paid $17,000.00 for administrative services performed for the Issuer. Commencing September 1, 1999, the President and Vice President became part-time employees of the Issuer at a monthly salary of $1,000.00 each. Through September of 2000 or until the Issuer enters into a business combination, it is anticipated that they will be the only paid employees of the Issuer. During that period its directors will serve without compensation for their services as such. They will be reimbursed for expenses incurred in the performance of their duties. It is not now possible to estimate what employees the Issuer may have if it enters into a business combination during the year commencing September 1, 1999.

Item 2.  Description of Property
-------  -----------------------
(Item 7 of Model B of Form 1A)

         The Issuer has no materially important physical properties. Its only material assets are its cash or cash equivalents and its claim for a refund of $100,000 for an equipment deposit. See Item 1. above.

         The Issuer's present operations are conducted at the residence office of its President and through the use of a mail drop at 1543 Bayview Avenue, #409, Toronto, Ontario, Canada M4G3B5. The Issuer's President has not previously and will not in the future charge the Issuer for its use of these facilities.


Item 3.  Directors, Executive Officers and Significant Employees.
-------  -------------------------------------------------------
(Item 8 of Model B of Form 1A)

         The following table sets forth information regarding the directors and executive officers of the Company.


                                                                      Beginning
         Name                    Age          Positions                of Term
         ----                    ---          ---------               ---------

         Patti Cooke             44     President and Director          3/98

         Bradley R. Wilson       41     Vice President, Secretary,      8/99
                                        And Director

         There are no family relationships among any of the directors and/or executive officers of the Issuer. The Issuer does not have any significant employee who is not also an executive officer.

         Patti Cooke has served as the President and a director of the Issuer since March of 1998. From January of 1993 until February of 1996, Ms. Cooke was the owner and President of Wellington Cooke Gallery, an art gallery in Toronto, Ontario. Since February of 1996 she has been employed as the Secretary and Administration Manager for Hatchment Holdings, Ltd., a financial services company in Toronto, Canada and principal shareholder of the Issuer. Since March of 1995 she has served as a director of Sagewood Resources LTD, a Toronto based public company in the oil and gas business. Ms. Cooke has served as the Secretary of Inet Commerce Conduit Corporation, a Florida corporation engaged in the business of providing advice and sales and promotional services to retailers of cosmetic products since January of 1998. Since March of 1999, she has served as a director and the Secretary of Noble Brands, Inc., a Florida corporation engaged in the cigar manufacturing and distribution business.

         Bradley R. Wilson became an officer and director of the Issuer in August of 1999. Since 1990, he has been the President, a director and the sole shareholder of Hatchment Holdings, Inc., a Toronto based financial services company. He has served as the president and a director of Sagewood Resources, Ltd., a Toronto based public company in the oil and gas business, since March of 1995. He has been a director of Empire Alliance Properties, Inc., a Toronto based public company in the real estate business, since February, 1998. From September of 1986 to January of 1990, Mr. Wilson was employed as a real estate broker for William Allan Real Estate Company. Limited in Toronto, Ontario. His work there was concentrated in the commercial real estate area. From 1982 to 1986, Mr. Wilson worked as a registered stockbroker with E.A. Manning, Limited in Toronto, Ontario. Upon leaving his position at E.A. Manning, Limited, Mr. Wilson allowed his securities license to lapse to enable him to become a registered real estate representative with Empire Alliance Properties, Inc. Since January of 1998, Mr. Wilson has served as president and a director of Inet Commerce Conduit Corporation, a Florida corporation engaged in the business of providing advice and sales and promotional services to retailers of cosmetic products. Since March of 1999, he has served as a director of Noble Brands, Inc., a Florida corporation engaged in the cigar manufacturing and distribution business.

         It is anticipated that the present officers and directors will continue to serve until the Issuer finds a new business opportunity. It is assumed that upon completion of any such transaction, persons associated with the acquired business or assets would become the Issuer's officers and directors.

Item 4.  Remuneration of Directors and Officers.
-------  --------------------------------------
(Item 9 of Model B to Form 1A)

         Information with respect to the only remuneration paid to any of the officers and directors of the Issuer during 1998 and from January 1, 1999 through August 31, 1999 is as follows:

1998                       Patti Cooke (1)           Administrative Fee (1)             $12,000.00

1/1/99 to 8/31/99          Patti Cooke (1)           Administrative Fee (1)             $ 5,000.00
                                                                                        ----------

                           Total                                                        $17,000.00

         (1) These administrative fees were paid to Wellington Cooke Gallery for services performed for the Issuer by Patti Cooke. She is the sole owner of that company.

         In addition, the Issuer paid cellular telephone charges for mobile telephones used by its officers and directors during 1998 and from January 1, 1999 through August 31, 1999 as follows:

--------------------------------------------------------------------------------
         Period                     Name of Individual     Telephone Charges (1)
--------------------------------------------------------------------------------
         1998                       Patti Cooke                $1,528.14

         1998                       Bradley R. Wilson          $1,731.44
                                                               ---------
         Total 1998                                            $3,259.58
                                                               =========

--------------------------------------------------------------------------------
         1/1/99 to 8/31/99          Patti Cooke                $2,248.87

         1/1/99 to 8/31/99          Bradley R. Wilson          $1,235.61
                                                               ---------
         Total 1/1/99 to 8/31/99                               $3,484.48
                                                               =========
--------------------------------------------------------------------------------

         (1) It is estimated that approximately 90% of these charges were for calls on the Issuer's business. Accordingly, approximately $700.00 of the total paid of $6,744.06 could be deemed to be compensation to the named officers and directors.

         The arrangement under which Wellington Cooke Gallery performed administrative services for the Issuer was terminated on August 31, 1999. On September 1, 1999 Patti Cooke, President of the Issuer, became a part-time employee of the Issuer at a monthly salary of $1,000.00. During the year commencing September 1, 1999, she will devote such time as required to administer the Issuer's activities. During that period the telephone charges to be paid on the mobile telephone used by the Issuer's officers and directors are estimated to be $2,000.00. The Issuer cannot now predict what remuneration will be paid by the Issuer to its then officers and directors if it completes the new business opportunity it is seeking and new management assumes control.

         For information on an advisory and consulting fee of $40,000.00 paid to Hatchment Holdings, Inc., a corporation owned by Bradley R. Wilson, in 1998 prior to the time he became an officer and director of the Issuer, see Item 6. following.

Item 5.  Security Ownership of Management and Certain Securityholders.
-------  ------------------------------------------------------------
(Item 10 to Model B of Form 1A)

The following table sets forth information as of September 24, 1999 with respect to the ownership of the Issuer's Common Stock by each of its officers and directors, its officers and directors as a group and any shareholder owning more than 10% of the Issuer's Common Stock:

    Title                Name and                      Number of        Percent
     of                  Address                        Shares            of
    Class                of Owner                       Owned            Class
    -----                --------                      ---------        -------

Common Stock        Patti Cooke                          7,000           .2%
                    715 Millwood Road, #301
                    Toronto, Ontario  M4G1V7
                    Canada

Common Stock        Bradley R. Wilson (1)            1,000,000 (1)       27% (1)
                    615 Merton Street
                    Toronto, Ontario
                    Canada

                    All Officers & Directors as
                    a Group                          1,007,000         27.2%


         (1) These shares are held of record by Hatchment Holdings, Inc., an Ontario corporation wholly owned by Mr. Wilson.

         There are no shares of the Issuer's Preferred Stock outstanding and there are no outstanding options warrants or other rights to acquire shares of either its Common or Preferred Stock.

Item 6.  Interest of Management and Others in Certain Transactions.
-------  ---------------------------------------------------------
(Item 11 to Model B of Form 1A)

         In August of 1999, Hatchment Holdings, Inc., a company wholly owned by Bradley R. Wilson, an officer and director of the Issuer, purchased 1,000,000 shares of the Issuer's Common Stock for cash at $.05 per share for a total of $50,000. The shares were acquired by the purchaser for investment and not with a view to distribution. They were issued as "restricted securities" as defined under the Securities Act of 1933, as amended ("Securities Act"). They were issued in reliance upon the exemption from the registration requirements of
Section 5 of the Securities Act provided in Section 4(2) of that statute.

         In the fall of 1998, the Issuer paid an advisory and consulting fee of $40,000.00 to Hatchment Holdings, Inc. This fee was paid for services rendered in connection with the reorganization of the Issuer and the proposed transaction with the Chinese venture. (see Item 1 above). At the time the services were rendered, Mr. Wilson, the owner of Hatchment Holdings, Inc., was not an officer, director or principal shareholder of the Issuer.

Item 7.  Description of Securities.
------   -------------------------
(Item 12 of Model B of Form 1A)

         The Issuer's authorized capitalization consists of 80,000,000 shares of $.0001 par value common stock ("Common Stock") and 20,000,000 shares of $.0001 par value preferred stock ("Preferred Stock"). As of September 24, 1999, there were 3,676,664 shares of Common Stock outstanding, no shares of Preferred Stock outstanding and there are no outstanding options, warrants or other rights to acquire shares of either Common or Preferred Stock. Under applicable Florida law and its Articles of Incorporation, the Issuer's Board of Directors may issue additional shares of its stock up to a total amount of authorized Common and/or Preferred Stock without approval of its shareholders.

         Information is set forth in the following subsections concerning the Common Stock, and the Preferred Stock.

         COMMON STOCK. The shares of Common Stock currently outstanding are fully paid and non-assessable. The holders of Common Stock do not have any preemptive rights to acquire shares of any capital stock of the Company. In the event of liquidation of the Company, assets then legally available for distribution to the holders of Common Stock (assets remaining after payment or provision for payment of all debts and of all preferential liquidation payments to holders of any outstanding Preferred Stock) will be distributed in pro rata shares among the holders of Common Stock and the holders of any outstanding Preferred Stock with liquidation participation rights in proportion to their stock holdings.

         Each stockholder is entitled to one vote for each share of Common Stock held by such shareholder. A quorum for a meeting of the stockholders is one-half of the shares of capital stock entitled to vote at that meeting. There is no right to cumulate votes for the election of directors. This means that holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors if they choose to do so; and, in such event, the holders of the remaining shares voting for the election of directors will not be able to elect any person or persons to the Board of Directors.

         Holders of Common Stock are entitled to dividends when, and if, declared by the Board of Directors out of funds legally available therefore; and then, only after all preferential dividends have been paid on any outstanding Preferred Stock. The Company has not had any earnings and it does not presently contemplate the payment of any cash dividends in the foreseeable future.

         The Issuer's Common Stock does not have any mandatory redemptive provisions, sinking fund provisions or conversion rights.

         PREFERRED STOCK. The Preferred Stock of the Issuer may be issued from time to time by the board of directors as in one or more series. The description of shares of each series of Preferred Stock will be set forth in resolutions adopted by the board of directors and a certificate of designation to be filed as required by Nevada law prior to issuance of any shares of the series. The certificate of designation will set the number of shares to be included in each series of Preferred Stock and set the designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to distribution, qualifications, or terms and conditions of redemption relating to the shares of each series. However, the board of directors is not authorized to change the right of the Common Stock to vote one vote per share on all matters submitted for shareholder action. The authority of the board of directors with respect to each series of preferred Stock includes, but is not limited to, setting or changing the following:

         o The designation of the series and the number of shares constituting the series, provided that the aggregate number of shares constituting all series of preferred shares may not exceed 20,000,000;

         o The annual distribution rate on shares of the series, whether distributions will be cumulative and, if so, from which date or dates;

         o Whether the shares of the series will be redeemable and, if so, the terms and conditions of redemption, including the date or dates upon and after which the shares will be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

         o The obligation, if any, of the Issuer to redeem or repurchase shares of the series pursuant to a sinking fund;

         o Whether shares of the series will be convertible into, or exchangeable for, shares of stock of any other class or classes and, if so, the terms and conditions of conversion or exchange, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any;

         o Whether the shares of the series will have voting rights, in addition to the voting rights provided by law, and, if so, the terms of the voting rights;

         o The rights of the shares of the series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Issuer; and

         o Any other relative rights, powers, preferences, qualifications, limitations or restrictions thereof relating to the series which may be authorized or permitted under Florida law.



         The shares of Preferred Stock of any one series will be identical with each other in all other respects except as to the dates from and after which dividends thereon will cumulate, if cumulative.

                                     PART II



Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Related Shareholder Matters.
--------------------------------------------------------------------------------

         The Issuer's Common Stock has been quoted on the OTC Bulletin Board under the symbol GWFB since March of 1998. To the knowledge of the Issuer there have been very few trading transactions in its Common Stock

         The following table sets forth high and low bid prices of the Common Stock on the OTC Bulletin Board for the periods indicated. The bid prices represent prices between dealers, which do not indicate retail markups, markdowns or commissions and the bid prices may not represent actual transactions:

         Quarter Ending:                       High                      Low
         --------------                        ----                      ---

         January - March, 1998                 6 3/8                     6 1/4
         April - June, 1998                    6 1/8                     6 1/8
         July - September, 1998                6 1/8                     6 3/4
         October - December, 1998              6 23/32                   6 3/8
         January - March, 1999                 6 3/8                     6 1/4
         April - June, 1999                    6 1/8                     6 1/8

         The number of record holders of Common Stock of the Issuer at September 24, 1999 was 13. Additional owners of the Common stock hold their shares at street name with various brokerage and depository firms (there are five such firms included in the list of record owners).

         The holders of Common Stock are entitled to receive dividends as may be declared by the Board of Directors out of funds legally available; and after payment of adequate provisions for payment of any preferential dividends due on any then outstanding Preferred Stock. The Issuer had never had any material earnings and does not presently have any capability to generate any such earnings. The Issuer has never declared any dividend. It does not anticipate declaring and paying any cash dividend in the foreseeable future. See Item 7 in
Part I.


Item 2.  Legal Proceedings.
-------  -----------------

         Neither the Issuer nor any of its property is a party or subject to any pending legal proceeding. The Issuer is not aware of any contemplated or threatened legal proceeding against it by any governmental authority or other party.

As set forth in Item 1 of Part 1 above, the Issuer is in the process of attempting to recover a $100,000 cash deposit which was placed on a proposed purchase of equipment which was terminated. The holder of the deposit has acknowledged a responsibility to return a portion of the deposit, but has claimed a right to offset certain expenses incurred in alleged performance under the proposed equipment purchase. In the opinion of the Issuer's management, it is entitled to the return of substantially all the deposit. The Issuer is in the process of retaining counsel to pursue collection action including instigation of litigation, if required.


Item 3.  Changes in and Disagreements with Accountants.
-------  ----------------------------------------------

         No principal independent accountant of the Issuer or any subsidiary thereof has ever resigned, been dismissed or declined to stand for re-election.

Item 4.  Recent Sales of Unregistered Securities.
-------  ----------------------------------------

         Information with respect to all securities sold by the Issuer since September 1, 1996, the offer and sale of which was not subject to an effective registration statement filed under the Securities Act is as follows:

         1. (a) During the period from March 12, 1998 through August 30, 1998, the Issuer sold 2,669,664 shares of its $.0001 par value Common Stock.

               (b) No person acted as a principal underwriter for the sale of these shares. The Common Stock was offered directly by the Issuer through its officers and directors. The Common Stock was offered in Ontario, Canada to investors meeting the qualifications and able to make the representations set on in paragraph 2 and 3 of Exhibit (12)(a) filed herewith; and each of whom supplied the Issuer with a completed and executed form of Subscriber Questionnaire filed herewith as Exhibit (12)(b).

               (c) The 2,669,664 shares of the Common Stock were sold for cash at $0.15 per share (U.S. Funds) for gross proceeds of $399,999.60. No commissions or discounts were paid on any of the sales.

               (d) In the sale of these shares of Common Stock the Issuer relied upon the exemption from the registration requirements of Section 5 of the Securities Act provided in Rule 504 of Regulation D adopted by the Securities and Exchange Commission. The Issuer was not then an Issuer of the types specified in subsection (a)(1)(2) and (3) of Rule 504 and thus eligible to use the exemption. The applicable provisions of Rules 501 and 502 were met by the Issuer on offering the subject shares. The aggregate-offering price of the offered shares was $600,000 (4,000,000 shares at $0.15 per share). The Issuer did not sell any other securities during the 12-month period before the start of or during this Rule 504 offering.

         2. (a) On August 31, 1999 the Issuer sold 1,000,000 shares of its $.0001 par value Common Stock.

               (b) No person acted as principal underwriter with respect to the offer or sale of these shares. The Issuer sold these 1,000,000 to Hatchment Holdings, Inc., an Ontario corporation wholly owned by Bradley R. Wilson, a director and executive officer of the Issuer.

               (c) The 1,000,000 shares were sold for cash at $0.05 per share for total proceeds of $50,000.00. No commission was paid on the sale.

               (d) In this sale the Issuer relied upon the exemption from the registration requirements of Section 5 of the Securities Act provided in Section 4(2) as a transaction by an Issuer not involving a public offering. The purchaser of the shares is owned by an officer or director of the Issuer and thoroughly familiar with it and its operations. The purchaser acquired the shares for investment and under the restrictive terms and conditions and representations set out in the form of subscription letter attached hereto as Exhibit 12(c). The shares were issued as "restrictive securities" as such are defined under the Securities Act. An appropriate restrictive legend was placed in the certificate representing these shares and a stop transfer order on them was placed with the Issuer's Transfer Agent.


Item 5.  Indemnification of Directors and Officers.
-------  -----------------------------------------

         Section 607.085 of the Florida Business Corporation Act provides:

     (1) A corporation shall have power to indemnify any person who was or is a party to any proceeding (other than an action by. or in the right of the corporation by reason of the fact that he or she is or was a director, officer, employees, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against liability in connection with such proceeding. including any appeal thereof. if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and. with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, in or of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any unlawful action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

     (2) A corporation shall have power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgement in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement nor exceeding, in the judgement of the board of directors, the estimated expenses of litigating the proceeding to the conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the cooperation, except that no indemnification shall be made under this subsection in respect to any claim, issue or manner as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which such court shall deem proper.

     (3) To the extent that a director, officer, employee, or agent of a corporation has been successful in the merits or otherwise in defense of any proceeding referred to in subsection (1) or subsection (2), or in defense of any claim, issue, or manner therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

     (4) Any indemnification under subsection (1) or subsection (2), unless pursuant to a determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in subsection (1) or subsection (2). Such determination shall be made:

          (a) By the board of directors by a majority vote of a quorum consisting of directors who were not parties to such proceeding;

          (b) If such a quorum is not obtainable or, even if obtainable, by a majority vote of a committee duly designated by the board of directors who are parties may participate, consisting solely of two or more directors nor at the time parties to the proceeding;

          (c)   By independent legal counsel:

               1.   Selected by the board of directors  prescribed  in paragraph
               (a) or the committee prescribed in paragraph (b); or

               2. If a quorum of the directors cannot be obtained for paragraph (a) and the committee cannot be designated under paragraph (b), selected by majority vote of the full board of directors (in which directors who are parties may participate; or

          (d) By the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such proceeding or, if no such quorum is obtainable, by a majority vote of the shareholders who were not parties to such proceeding.

     (5) Evaluation of the reasonableness of expenses and authorization of indemnification be made in the same manner as the determination that indemnification is permissible. However, if the determination of permissibility is made by independent legal counsel person specified by paragraph (4)(c) shall evaluate the reasonableness of expenses and may authorize indemnification.

     (6) Expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the corporation on advance on the final disposition of such preceding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount of he or she is ultimately found not to e entitled to indemnification by the corporation pursuant to this section. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the board of directors deems appropriate.

     (7) The indemnification and advancement of expenses provided pursuant to this section are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office. However, indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee or agent if a judgement or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute:

          (a) A violation of the criminal law, unless the director, officer, employee, or agent had reasonable cause to believe his or her conduct was lawful or had nor reasonable cause to believe his or her conduct was unlawful.

          (b) A transaction from which the director, officer, employee, or agent derived an improper personal benefit;

          (c) In the case of a director, a circumstance under which the liability provisions of ss.607.0834 are applicable; or

          (d) Willful misconduct or a conscious disregard for the best interest of the corporation in a proceeding by or in the right of the corporation to procure a judgement in its favor or in a proceeding by or in the right of the shareholder.

     (8) Indemnification and advancement of expenses as provided in this section shall continue as, unless otherwise provided when authorized or ratified, to a person who has ceased to be a director, officer, employee, or agent and shall incur to the benefit of the heirs, executors, and administrators of such a person, unless otherwise provided when authorized or ratified.

     (9) Unless the corporation's articles of incorporation provide otherwise, notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination of the board or of the shareholders in the specific case, a director, officer, employee, or agent of the corporation  who  is  or  was  a  party  to  a  proceeding  may  apply  for indemnification or advancement of expenses, or both, to the court conducting the proceeding, to the circuit court, or to any other court of competent jurisdiction. On receipt of an application, the court, after giving any notice that it considers necessary, may order indemnification and advancement of expenses, including expenses incurred in seeking court-ordered indemnification or advancement of expenses, if it determines that:

          (a) The director, officer, employee, or agent is entitled to mandatory indemnification under subsection (3), in which case the court shall also order the corporation to pay the director reasonable expenses incurred in obtaining court-ordered indemnification or advancement of expenses;

          (b) The director, officer, employee, or agent is entitled to indemnification or advancement of expenses, or both, by virtue of the exercise by the corporation of its power pursuant to subsection (7); or

          (c) The director, officer, employee, or agent is fairly and reasonably entitled to indemnification or advancement of expenses, or both, in view of all the relevant circumstances, regardless of whether such person met the standard of conduct set forth in subsection (1), subsection (2), or subsection (7).

     (10) For purposes of this section, the term "corporation" includes, in addition to the resulting corporation, any constituent corporation (including and constituent of a constituent) absorbed in a consolidation or merger, so that any person who is or was a director, officer, employee, or agent of a constituent corporation, or is or was serving at the request of a constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, is in the same position under this section with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

     (11) For purposes of this section:

          (a)  The term "other enterprises" includes employee benefit plans:

          (b) The term "expenses" includes counsel fees, including those for appeal:

          (c) The term "liability" includes obligations to pay a judgement, settlement, penalty, fine (including an excise tax assessed with respect to any employee benefit plan), and expenses actually and reasonably incurred with respect to an proceeding;

          (d) The term "proceeding" includes any threatened, pending, or completed action, suit, or other type of proceeding, whether civil, criminal, administrative, or investigative and, whether formal or informal;

          (e)  The term "agent" includes a volunteer;

          (f) The term "serving at the request of the corporation" includes any service as a director, officer, employee, or agent of the corporation that imposes duties or such persons, including duties related to an employee benefit plan and its participants or beneficiaries; and

          (g) The term "not opposed to the best interests of the corporation" describes the actions of a person who acts in good faith and in a manner he or she reasonably believes to be in the best interests of the participants and beneficiaries of an employee benefit plan.

     (12) A corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving as the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against the person and incurred by him or her in any capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify that person against such liability under the provisions of this section.

     ARTICLE VIII of the Issuer's Articles of Incorporation provides:

                      "DIRECTOR AND OFFICER INDEMNIFICATION
                       ------------------------------------

             (a) Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal or administrative, (hereinafter a "Proceeding"), or is contacted by any governmental or regulatory body in connection with any investigation or inquiry (hereinafter an "Investigation"), by reason of the fact that such person is or was a director or executive officer (as such term is utilized pursuant to interpretations under Section 16 of the Securities Exchange Act of
         1934) of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (hereinafter an "Indemnitee"), whether the basis of such Proceeding or Investigation is alleged action in an official capacity or in any other capacity as set forth above shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Florida Business Corporation Act, as the same exists or may hereafter be amended (but, in the case of any such amendment. only to the extent that such amendment permits the corporation to provide broader indemnification rights than such law permitted the corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) or the costs of reasonable settlement made with a view to curtailment of the cost of litigation reasonably incurred or suffered by such Indemnitee in connection therewith and such indemnification shall continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the Indemnitee's heirs, personal representatives, executors and administrators; provided, however, that except as provided in paragraph (b) hereof with respect to Proceedings to enforce rights to indemnification, the corporation shall indemnify any such Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the board of directors of the corporation. The right to indemnification conferred in this Article shall be a contract right and shall include the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an "Advancement of Expenses"); provided, however, that the Advancement of Expenses shall be made only upon delivery to the corporation of a personal guarantee by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such Indemnitee is or was not entitled to be indemnified for such expenses under this Article or otherwise (hereinafter a "Guarantee").

                  (b) If a claim under paragraph (a) of this Article is not paid in full by the corporation within sixty (60) days after a written claim has been received by the corporation, except in the case of a claim for an Advancement of Expenses in which case the applicable period shall be twenty (20) days, the Indemnitee may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim. If successful, in whole or in part, in any such suit or in a suit brought by the corporation to recover an Advancement of Expenses pursuant to the terms of a Guarantee, the Indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (1) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an Advancement of Expenses) it shall be a defense that the Indemnitee has not met the applicable standard of conduct set forth in the Florida Business Corporation Act; and (2) in any suit by the corporation to recover an Advancement of Expenses, pursuant to the terms of a Guarantee, the corporation shall be entitled to recover such expenses upon a final adjudication that the Indemnitee has not met the applicable standard of conduct set forth in the Florida Business Corporation Act, neither the failure of the corporation (including its board of directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the Florida Business Corporation Act, nor an actual determination by the corporation (including its board of directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct (or in the case of such a suit brought by the Indemnitee) shall be a defense to such suit. In any suit brought by the Indemnitee to enforce a right hereunder, or by the corporation to recover an Advancement of Expenses pursuant to the terms of a Guarantee, the burden of proving that the Indemnitee is not entitled to be indemnified or to such Advancement of Expenses under this Section or otherwise shall be on the corporation.

                  (c) The right to indemnification and to the Advancement of Expenses conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, these Articles of Incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

                  (d) The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the Florida Busincs5 Corporation Act.

                  (e) The corporation may, to the extent authorized from time to time by tile Board of Directors, grant rights to indemnification and to the Advancement of Expenses, to any employee or agent of the corporation to the fullest extent of the provisions of this Article with respect to the indemnification and Advancement of Expenses of directors, and executive officers of the corporation."


         ARTICLE F of the Issuers Bylaws provides:

                   "INDEMNIFICATION OF DIRECTORS AND OFFICERS
                    -----------------------------------------

                  The Corporation shall indemnify any person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by, or in the right of, the Corporation), brought to impose a liability or penalty on such person in his capacity of Director, officer, employee or agent of this Corporation, or of any other corporation which such person serves as such at the request of this Corporation, against judgments, fines, amounts paid in settlement and expenses, including attorney's fees, actually and reasonably incurred as a result of such action, suit or proceeding, or any appeal thereof, if they acted in good faith in the reasonable belief that such action was in the best interest of this Corporation, and in criminal actions or proceedings without reasonable ground for belief that such action was unlawful. The termination of any such civil or criminal action, suit or proceedings by judgment, settlement, conviction or upon a plea of nolo contendere shall not in itself create a presumption that any Director or officer did not act in good faith in the reasonable belief that such action was in the best interests of this Corporation or that they had reasonable ground for belief that such action was unlawful. The foregoing rights of indemnification shall apply to the heirs and personal representatives of any such Director, officer, employee or agent and shall not be exclusive of other rights to which they may be entitled."


         Insofar as indemnification for liabilities raising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Issuer pursuant to the foregoing provisions, the Issuer has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is therefor unenforceable.

                    GREAT WALL FOOD AND BEVERAGE CORPORATION

                              FINANCIAL STATEMENTS


                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
I.   For the Years Ended December 31, 1998, 1997, 1996 and 1995:
     ----------------------------------------------------------

     Independent Auditor's Report.......................................   F-2

     Balance Sheet......................................................   F-3

     Statement of Operations............................................   F-4

     Statement of Stockholders' Equity..................................   F-5

     Statement of Cash Flows............................................   F-6

     Notes to Financial Statements......................................   F-7


II.  For the Nine Months Ended September 30, 1999:
     --------------------------------------------

     Report of Certified Public Accountant..............................   F-9

     Balance Sheet......................................................   F-10

     Statement of Operations............................................   F-11

     Statement of Stockholders' Equity..................................   F-12

     Statement of Cash Flows............................................   F-13

     Notes to Financial Statements......................................   F-14

Joseph F. Janusz  Certified Public Accountant
MEMBER: AMERICAN AND FLORIDA INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS


                                                        7204 Jacaranda Lane
                                                     Miami Lakes, Florida  33014
                                                             --------
                                                         (305) 558-2272
                                                       Fax: (305)362-3118






                          Independent Auditors' Report
                          ----------------------------



The Board of Directors
Great Wall Food And Beverage Corporation


I have audited the accompanying balance sheets of GREAT WALL FOOD AND BEVERAGE CORPORATION as of December 31, 1998, 1997, 1996 and 1995, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GREAT WALL FOOD AND BEVERAGE CORPORATION as of December 31, 1998, 1997, 1996 and 1995 and the results of its operations and its cash flows for the years ended in conformity with generally accepted accounting principles.



Miami Lakes, Florida                      /s/ Joseph F. Janusz
August 31, 1999


                                  GREAT WALL FOOD AND BEVERAGE CORPORATION
                                  (Formerly Known As Ronnie Systems, Inc.)
                                        (A DEVELOPMENT STAGE COMPANY)

                                               BALANCE SHEETS

                                                   ASSETS
                                                   ------

                                            December 31,      December 31,      December 31,      December 31,
                                               1998              1997              1996               1995
                                            ------------      ------------      ------------      ------------
CURRENT ASSETS
--------------
   Cash                                       $117,838          $     0           $     0           $     0
                                              --------          -------           -------
    Total Current Assets                      $117,838          $     0           $     0           $     0
                                              --------          -------           -------           -------

  OTHER ASSETS

   Deposits                                   $100,000          $     0           $     0           $     0
                                              --------          -------           -------           -------

    Total Other Assets                        $100,000          $     0           $     0           $     0
                                              --------          -------           -------           -------


           TOTAL ASSETS                       $217,838          $     0           $     0           $     0
                                              ========          =======           =======           =======

                                LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
                                ----------------------------------------------

CURRENT LIABILITIES
-------------------

   Accounts Payable                           $  2,121          $ 1,300           $   550           $     0
                                              --------          -------           -------           -------
    Total current liabilities                 $  2,121          $ 1,300           $   550           $     0
                                              --------          -------           -------           -------


  STOCKHOLDER'S EQUITY (DEFICIT)
  ------------------------------

   Preferred Stock - par value $.0001,
   Authorized 20,000,000 shares, no
   issued and outstanding shares
   Common stock - par value $5.00,
   authorized 100 shares, issued
   and outstanding 100 shares at
   December 31, 1995,
   Common stock - par value $.001,
   authorized 50,000,000 shares,
   issued and outstanding 100,000
   at December 31, 1996 and
   100,000 at December 31, 1997
   Common stock - par value $.0001,
   authorized 80,000,000 shares,
   issued and outstanding 2,676,664
   at December 31,1998                        $    268          $   100           $   100           $   500
   Additional paid-in capital                  400,232              400               400                 0
   Deficit accumulated during
   the development stage                      (184,783           (1,800)           (1,050)           (  500)
                                              --------          -------           -------           -------
    Total stockholder's equity
    (deficit)                                 $215,717          $(1,300)          $(  550)          $(    0)
                                              --------          -------           -------           -------
           TOTAL LIABILITIES AND
           STOCKHOLDERS' EQUITY (DEFICIT)     $217,838          $     0           $     0           $     0
                                              ========          =======           =======           =======

                                        The accompanying notes are an integral
                                         part of these financial statements.


                                        GREAT WALL FOOD AND BEVERAGE CORPORATION
                                        (Formerly Known as Ronnie Systems, Inc.)
                                              (A DEVELOPMENT STAGE COMPANY)

                                                STATEMENTS OF OPERATIONS


                                                                                                             For the Period
                                    For the Year     For the Year      For the Year     For the Year         August 1, 1980
                                       Ended            Ended             Ended            Ended              (Inception)
                                    December 31,     December 31,      December 31,     December 31,         to December 31,
                                       1998             1997              1996             1995                   1998
                                    ------------     ------------      ------------     ------------         ---------------
 Revenue                             $       0         $     0           $     0          $     0              $       0

 Total Revenue                               0               0                 0                0                      0
                                     ---------         -------           -------          -------              ---------

 Development stage
 expenses                              182,983             750               550                0                184,783
                                     ---------         -------           -------          -------              ---------
         Total expenses                182,983             750               550                0                184,783
                                     ---------         -------           -------          -------              ---------


 Net loss                            $(182,983)        $  (750)          $  (550)         $     0              $(184,783)
                                     =========         =======           =======          =======              =========

 Net loss per share                  $    (.16)        $ (.008)          $ (.006)         $  .000
                                     =========         =======           =======          =======

 Weighted average
 common shares
 outstanding                         1,119,218         100,000           100,000          100,000
                                     =========         =======           =======          =======



















                                        The accompanying notes are an integral
                                         part of these financial statements.


                                                  GREAT WALL  FOOD AND  BEVERAGE CORPORATION
                                                   (Formerly Known as Ronnie Systems Inc.)
                                                        (A DEVELOPMENT STAGE COMPANY)

                                                STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)

                                                                                           DEFICIT
                                                                                          ACCUMULATED
                                                  COMMON STOCK            ADDITIONAL      DURING THE            TOTAL
                                          -------------------------        PAID-IN        DEVELOPMENT        STOCKHOLDERS
                                           SHARES           AMOUNT         CAPITAL           STAGE          EQUITY (DEFICIT)
                                          --------         --------       ----------      -----------       ---------------
 Balance at August 5, 1980
 (Date of Inception)
 issuance of common stock                      100          $ 500          $      0        $                   $    500

 Net loss                                                                                       (500)              (500)
                                         ---------          -----          --------        ---------           --------

 Balance at December 31, 1994                  100            500                 0             (500)                 0


 Net loss
                                         ---------          -----          --------        ---------           --------

 Balance at December 31, 1995                  100            500                 0             (500)                 0

 Common stock  changed par
 value from $5.00 to $.001                                   (500)              500                                   0

 Common stock forward stock
 split 1,000: 1                             99,900            100              (100)                                  0

 Net loss                                                                                       (550)              (550)
                                         ---------          -----          --------        ---------           --------

 Balance, December 31, 1996                100,000          $ 100          $    400        $  (1,050)          $   (550)
                                         =========          =====          ========        =========           ========


 Net loss                                                                                       (750)              (750)
                                         ---------          -----          --------        ---------           --------

 Balance, December 31, 1997                100,000          $ 100          $    400        $  (1,800)          $ (1,300)
                                         =========          =====          ========        =========           ========
 Common stock reverse stock
 split from 10 shares of $.001 to
 1 share of $.0001                          10,000           ( 99)               99                                   0

 Common stock issued in connection
 with 504 offering                       2,666,664            267           399,733                             400,000


 Net loss                                                                                   (182,983)          (182,983)
                                         ---------          -----          --------        ---------           --------

 Balance, December 31, 1998              2,676,664          $ 268          $400,232        $(184,783)          $215,717
                                         =========          =====          ========        =========           ========


                                         The accompanying notes are an integral
                                           part of these financial statements.


                                                  GREAT WALL  FOOD AND  BEVERAGE CORPORATION
                                                   (Formerly Known as Ronnie Systems Inc.)
                                                        (A DEVELOPMENT STAGE COMPANY)

                                                          STATEMENTS OF CASH FLOWS

                                                                                                                   For the Period
                                                                  For the Year Ended                               August 1, 1980
                                                                     December 31,                               (Date of Inception)
                                                     1998         1997         1996          1995               to December 31, 1998
                                                  -------------------------------------------------             --------------------
CASH FLOW FROM
OPERATING ACTIVITIES:

 Net loss                                         $(182,983)    $( 750)       $(550)         $  0                    $(184,783)
 Adjustments to reconcile
   net loss to net cash used in
   operating activities:
 Change in operating assets and liabilities:
 Deposits                                          (100,000)         0            0             0                     (100,000)
                                                  ---------     ------        -----          ----                    ---------
 Accounts payable                                       821        750          550             0                        2,121
                                                  ---------     ------        -----          ----                    ---------
 Net cash used in
 operating activities                              (282,162)      (750)        (550)            0                     (282,662)

CASH FLOWS FROM INVESTING
INVESTING ACTIVITIES

 Net cash used in
   investing activities                                   0          0            0             0                            0
                                                  ---------     ------        -----          ----                    ---------

CASH FLOWS FROM
FINANCING ACTIVITIES
 Proceeds from issuance of
   common stock                                           -          -            0             0                          500
 Proceeds from sales of
   common stock                                     400,000          -            0             -                      400,000
                                                  ---------     ------        -----          ----                    ---------

 Net cash provided
   by financing activities                          400,000          0            0             -                      400,500
                                                  ---------     ------        -----          ----                    ---------

 Net (decrease)increase in cash                     117,838          0            0             0                      117,838

 Cash at Beginning of period                              0          0            0             0                            0
                                                  ---------     ------        -----          ----                    ---------

 Cash at End of Period                            $ 117,838     $    0        $   0          $  0                    $ 117,838
                                                  =========     ======        =====          ====                    =========



                                          The accompanying notes are an integral
                                            part of these financial statements.

                    GREAT WALL FOOD AND BEVERAGE CORPORATION
                     (Formerly Known as Ronnie Systems Inc.)
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS AND ORGANIZATION

Great Wall Food And Beverage Corporation (the Company), a development stage company, was incorporated in the State of Florida on August 1, 1980 as Ronnie Interior Designs, Inc for the purpose of acquiring or merging with an existing operating company.

On October 14, 1997, Ronnie Interior Designs, Inc. changed its name to Ronnie Systems, Inc.

On  March  13,  1998,   the  Company   amended  and  restated  its  articles  of
incorporation for Ronnie Systems, Inc. which changed its name to Great Wall Food And Beverage Corporation.

DEVELOPMENT STAGE

The Company has operated as a development stage enterprise since its inception by devoting substantially all of its efforts with the ongoing development of the Company.

ACCOUNTING METHOD

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31, year end.

LOSS PER SHARE

The computation of loss per share of common stock is based upon the weighted average common shares outstanding during each period.

NOTE 2 - GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company and raising capital.

NOTE 3 - CAPITAL STOCK ACTIVITY

The Company has issued 100 shares of its common stock, par value $.10 for $500, on August 5, 1980.

On September 16, 1996, the State of Florida approved the Company's restated Articles of Incorporation, which increased its capitalization from 100 common shares, $5.00 par value, to 50,000,000 common shares, $.001 par value

                    GREAT WALL FOOD AND BEVERAGE CORPORATION
                     (Formerly Known as Ronnie Systems Inc.)
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS


NOTE 3 - CAPITAL STOCK ACTIVITY (con't)

Effective September 16, 1996, the Board of Directors approved a forward stock split of 1,000:1. Thus increasing the number of outstanding common stock shares from 100 common shares to 100,000 common shares.

On March 6, 1998, as part of the restated articles of incorporation, the Company combined each 10 common shares of the $.001 par value stock of the Company outstanding as of February 28, 1998 into 1 common share of the $.0001 par value common stock of the Company.

In November 1998, the Company completed a private offering of 2,666,664 shares of common stock at a price of $.15 per share, amounting to gross proceeds of $400,000.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company neither owns or leases any real property. An officer/ stockholder provided office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities.

                             BARRY I. HECHTMAN, P.A.
                           Certified Public Accountant

                                    Member of
                              Florida and American
                                Institute of CPAs

8100 SW 81 Drive                                       Telephone: (305) 270-0014
Suite 210                                                    Fax: (305) 598-3695
Miami Florida, 33143-6603                               email: bihcpa123@aol.com







To the Board of Directors of
Great Wall Food and Beverage Corporation


We have compiled the accompanying balance sheet of Great Wall Food and Beverage Corporation as of September 30, 1999 and the related statements of income, stockholders' equity and, cash flows for the nine months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements and supplementary schedules information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.


/s/ Barry I. Hechtman, P.A.
Barry I. Hechtman



December 21, 1999

                    Great Wall Food and Beverage Corporation
                                  Balance Sheet
                               September 30, 1999

                                     ASSETS


CURRENT ASSETS
  Cash                                       $  87,917.76
                                             ------------
      TOTAL CURRENT ASSETS                                           $87,917.76


OTHER ASSETS:
  Deposits Receivable                          100,000.00
                                             ------------
    TOTAL OTHER ASSETS                                               100,000.00
                                                                    -----------

TOTAL ASSETS                                                        $187,917.76
                                                                    ===========


                            LIABILITIES AND
                           STOCKHOLDERS' EQUITY


LIABILITIES:
      TOTAL LIABILITIES                                             $      0.00


STOCKHOLDERS' EQUITY
  Preferred Stock, $.0001 par
    value; authorized 20,000,000
    shares; no issued and
    outstanding shares
  Common Stock, $.0001 par value;
    authorized 50,000,000 shares;
    issued and outstanding 2,676,664
    shares                                   $     268.00
  Additional Paid-in Capital                   400,232.00
  Accumulated Deficit                         (212,582.24)
                                             ------------
      TOTAL STOCKHOLDERS' EQUITY                                     187,917.76
                                                                    -----------

TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY                                              $187,917.76
                                                                    ===========












                 See accompanying notes and accountants' report
                             Barry I Hechtman, P.A.

                      Great Wall Food and Beverage Corporation
                               Statement of Income
                        Nine Months Ended September 30, 1999

                                                                     Nine Months

REVENUES:
    TOTAL REVENUES                                                  $      0.00


EXPENSES
    DEVELOPMENT STAGE EXPENSES                                       (27,799.24)
                                                                    -----------

      NET LOSS                                                      $(27,799.24)
                                                                    ===========


      NET LOSS PER SHARE                                            $     (0.01)
                                                                    ===========


















                 See accompanying notes and accountants' report
                             Barry I Hechtman, P.A.

                                                 Great Wall Food and Beverage Corporation
                                               Statement of Changes in Stockholders' Equity
                                               For the Nine Months Ended September 30, 1999



                                              Series A
                                          Preferred Stock              Common Stock
                                          Par Value $.0001           Par Value $.0001
                                     ----------------------------------------------------   Additional                    Total
                                                                                             Paid-In       Retained    Stockholders'
                                       Shares        Amount        Shares       Amount       Capital       Earnings       Equity
                                     -----------------------------------------------------------------------------------------------
Balance at January 1, 1999                 -             -        2,676,664     $ 268       $ 400,232     $(184,783)   $ 215,717

Net Income September 30, 1999                                                                               (27,799)     (27,799)
                                     -----------------------------------------------------------------------------------------------

Balance at September 30, 1999              -             1        2,676,664     $ 268       $ 400,232      (212,582)   $ 187,917
                                     ===============================================================================================















                                             See Accompanying Notes and Accountants' Report
                                                      Barry I. Hechtman, P.A.

                    Great Wall Food and Beverage Corporation
                             Statement of Cash Flows
                  For the Nine Months Ended September 30, 1999



Cash flows from operating activities:
  Net Loss                                                             $(27,799)
  Adjustments to reconcile net loss to net
  cash provided by operating activities:
    Accounts payable                                                     (2,121)
                                                                       --------
  Net cash utilized by operating activities                             (29,920)

Cash flows from investing activities:
  Net cash utilized by investing activities                                   0

Cash flows from financing activities:
  Net cash provided from financing activities                                 0
                                                                       --------
Net Increase in Cash                                                    (29,920)

Cash & Cash Equivalents balance at January 1, 1999                      117,838
                                                                       --------
Cash & Cash Equivalents balance at September 30, 1999                  $ 87,918
                                                                       ========

























                 See accompanying notes and accountants' report
                             Barry I. Hechtman, P.A.

Great Wall Food and Beverage Corporation
(A Development Stage Company)
Notes to the Financial Statements



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and Organization
-------------------------

Great Wall Food and Beverage Corporation (the "Company"), a development stage company, was incorporated in the State of Florida on August 1, 1980 as Ronnie Interior Designs, Inc. for the purpose of acquiring or merging with an existing operating company.

On October 14, 1997, Ronnie Interior Designs, Inc. changed its name to Ronnie Systems, Inc.

On March 13, 1998, the Company amended and restated its articles of incorporation and changed its name to Great Wall Food and Beverage Corporation.

Development Stage
-----------------

the Company has operated as a development stage enterprise since its inception by devoting substantially all its efforts to the ongoing development of the Company.

Accounting Method
-----------------

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a calendar year end of December 31.

Loss per Share
--------------

The computation of loss per share of common stock is based upon the weighted average common shares outstanding during each period.

Development Stage
-----------------

The Company has operated as a development stage enterprise since its inception by devoting substantially all of its efforts to the ongoing development of the Company.

NOTE 2 - DEPOSITS RECEIVABLE

The deposits were on equipment to be purchased. These are expected to be refunded to the company.

NOTE 3 - STOCKHOLDER'S EQUITY

The Company has the following classes of capital stock as of September 30, 1999:

Series A Preferred Stock, $0.0001 par value; authorized 20,000,000 shares; issued and outstanding -0- shares.

Common stock, $0.0001 par value; authorized 50,000,000 shares; issued and outstanding 2,676,664 shares.

NOTE 4 - GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's intention to seek additional capital through a merger with an existing operating company and raising capital.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company neither owns or leases any real property. Fees totaling $11,500 have been paid to companies owned by shareholders during the nine months ended September 30, 1999 for administrative and consulting services rendered on behalf of the Company. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities.

                                    PART III

1.   Index to Exhibits
     -----------------

     Exhibit No.         Description of Exhibits
     -----------         -----------------------

     2(a)*               Issuer's Amended and Restated Articles of Incorporation

     2(b)*               Issuer's Bylaws

     12(a)*              Form of Subscription Agreement for Rule 504 Offering

     12(b)*              Form of Subscriber Questionnaire for Rule 504 Offering

     12(c)*              Investment Letter for Sale of Restricted Securities

     27                  Financial Data Schedule

     --------------
     *  Previously filed.




     Signatures:

              Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Issuer has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                        GREAT WALL FOOD AND BEVERAGE CORPORATION

     Dated:   December 29, 1999         By: /s/ Patti Cooke
                                            ------------------------------------
                                            Patti Cooke, President





                                       17